Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of March 31, 2008. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F filed with the SEC on March 29, 2007.

	As of
	March 31, 2008
	NOK	U.S.$
	(in millions)(unaudited)
Short-term debt (commercial paper and current portion of bond debt)*	114,583.6	22,504.0
Long-term debt (excluding current portions)
Bonds	87,602.8	17,205.0
Subordinated debt	1,316.9	258.6
Total long-term debt	88,919.7	17,463.6
Capital contributions securities	482.4	94.7
Shareholders’ equity
Share capital (nominal value NOK 10,500 per share; shares authorized and outstanding 151,765)	2,771.1	544.2
Other equity	905.9	177.9
Share premium reserve	173.4	34.1
Net income for the period	(192.2)	(37.7)

Total shareholders’ equity	3,658.2	718.5

Total capitalization	207,643.9	40,780.8

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 5.0917 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on March 31, 2008.

RATIOS OF EARNINGS TO FIXED CHARGES(1)
     The following table shows our unaudited historical ratios of earnings to fixed charges for the periods indicated.

		Year Ended December 31,
	Three Months Ended March 31, 2008	2007	2006
Ratio of earnings to fixed charges(2)(3)	0.97	0.97	1.04

(1)	Effective 1 January 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards). Figures for the year ended December 31, 2006 have been restated under IFRS for comparative purposes.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued.

(3)	The ratio of earnings to fixed charges in the three months ended March 31, 2008 and the year ended December 31, 2007 had deficits due to negative earnings of NOK 266,797 million (USD 52,398 million) and NOK 210 million (USD 39 million), respectively. The negative earnings in the three months ended March 31, 2008 and the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities in the trading portfolio.